UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Scientific Learning Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

808760102

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 808760102	13G	Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trigran Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,617,534 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,617,534 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,617,534 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 9.7% as of the date of this filing (based on 16,761,210 shares of Common Stock issued and outstanding as of November 14, 2005).

12.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 808760102	13G	Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trigran Investments L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,201,000 shares of Common Stock

	6.	Shared Voting Power 416,534 shares of Common Stock

	7.	Sole Dispositive Power 1,201,000 shares of Common Stock

	8.	Shared Dispositive Power 416,534 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,617,534 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 9.7% as of the date of this filing (based on 16,761,210 shares of Common Stock issued and outstanding as of November 14, 2005).

12.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 808760102	13G	Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Douglas Granat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,617,534 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,617,534 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,617,534 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 9.7% as of the date of this filing (based on 16,761,210 shares of Common Stock issued and outstanding as of November 14, 2005).

12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 808760102	13G	Page 5 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lawrence A. Oberman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,617,534 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,617,534 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,617,534 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 9.7% as of the date of this filing (based on 16,761,210 shares of Common Stock issued and outstanding as of November 14, 2005).

12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 808760102	13G	Page 6 of 10

Item 1.
	(a)	Name of Issuer Scientific Learning Corp.
	(b)	Address of Issuer’s Principal Executive Offices 300 Frank H. Ogawa Plaza, Suite 500 Oakland, CA 94612

Item 2.
	(a)	Name of Person Filing
	(b)	Address of Principal Business Office or, if none, Residence
(c)

Citizenship

Trigran Investments, Inc.
3201 Old Glenview Road, Suite 235
Wilmette, Illinois 60091
Illinois company

Trigran Investments, L.P.
3201 Old Glenview Road, Suite 235
Wilmette, Illinois 60091
Illinois limited partnership

Douglas Granat
3201 Old Glenview Road, Suite 235
Wilmette, Illinois 60091
U.S. Citizen

Lawrence A. Oberman
3201 Old Glenview Road, Suite 235
Wilmette, Illinois 60091
U.S. Citizen

	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 808760102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP NO. 808760102	13G	Page 7 of 10

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Incorporated by reference to Items (5) - (9) and (11) of the cover page relating to each filing person.

Trigran Investments, Inc. is the general partner of Trigran Investments, L.P. and Trigran Investments, L.P. II.  As of the date of this filing, Trigran Investments, L.P. directly owns 1,201,000 shares (representing approximately 7.2% of the outstanding shares of the issuer), Trigran Investments, L.P. II directly owns 416,534 shares (representing approximately 2.5% of the outstanding shares of the issuer). Douglas Granat and Lawrence A. Oberman are the controlling shareholders and sole directors of Trigran Investments, Inc.

(a) Amount beneficially owned: Incorporated by reference to Items (5) - (9) and (11) of the cover page relating to each filing person.
(b) Percent of class: Incorporated by reference to Items (5) - (9) and (11) of the cover page relating to each filing person.
(c) Number of shares as to which the person has: Incorporated by reference to Items (5) - (9) and (11) of the cover page relating to each filing person.
(i) Sole power to vote or to direct the vote Incorporated by reference to Items (5) - (9) and (11) of the cover page relating to each filing person.
(ii) Shared power to vote or to direct the vote Incorporated by reference to Items (5) - (9) and (11) of the cover page relating to each filing person.
(iii) Sole power to dispose or to direct the disposition of Incorporated by reference to Items (5) - (9) and (11) of the cover page relating to each filing person.
(iv) Shared power to dispose or to direct the disposition of Incorporated by reference to Items (5) - (9) and (11) of the cover page relating to each filing person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 808760102	13G	Page 8 of 10

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 8th day of February, 2006

TRIGRAN INVESTMENTS, INC.

By:	/s/ Lawrence A. Oberman
Name: Lawrence A. Oberman
Its: Executive Vice President

TRIGRAN INVESTMENTS, L.P.

By:	/s/ Lawrence A. Oberman
Name: Lawrence A. Oberman
Its: Director

/s/	Lawrence A. Oberman
Lawrence A. Oberman

/s/	Douglas Granat
Douglas Granat

CUSIP NO. 808760102	13G	Page 9 of 10

INDEX TO EXHIBITS

EXHIBIT 1: Agreement to Make a Joint Filing